XWELL, INC.

254 West 31st Street, 11th Floor
New York, New York 10001

September 29, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian Fetterolf at 202-551-6613

Re:	XWELL, Inc.
Registration Statement on Form S-3
Filed August 4, 2023
(Commission File No. 333-273726)

Dear Sir or Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended, XWELL, Inc. (the “Company”) hereby requests that the Registration Statement referred to above be declared effective on Friday, September 29, 2023 at 4:30 p.m. E.T. or as soon thereafter as shall be practicable.

Very truly yours,

/s/ Cara Soffer

By:	Cara Soffer
General Counsel

cc:	Robert J. Endicott
Bryan Cave Leighton Paisner LLP